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                           Filed by The Titan Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: BTG, Inc.
                           Registration No. 333-70912


On November 20, 2001, The Titan Corporation issued the following press release in connection with its pending acquisition of BTG, Inc.

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                               Titan Press Release

                          Titan/BTG Exchange Ratio Set
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SAN DIEGO, CA -November 20, 2001 - The Titan Corporation (NYSE: TTN) today announced that it has fixed the exchange ratio for its acquisition by merger of BTG, Inc. (Nasdaq: BTGI) at 0.53800. The exact exchange ratio was fixed based upon $24.81, the average closing sales price for shares of Titan common stock during the 15 consecutive trading days ending November 19, 2001.

Under the terms of the Agreement and Plan of Reorganization, dated as of September 19, 2001, among Titan, BTG and T T Acquisition Corp., a newly formed subsidiary of Titan, Titan will acquire all of the outstanding shares of BTG common stock by means of a merger between TT and BTG, with BTG surviving the merger as a wholly owned subsidiary of Titan. The merger is subject to the satisfaction of customary closing conditions and the approval of BTG's shareholders. The parties intend that the merger will be treated as a purchase for accounting purposes and, with respect to the Titan stock issued to BTG's shareholders, as a tax-free reorganization for tax purposes. The merger agreement provides that BTG shareholders will receive 81% of the merger consideration in shares of Titan common stock, and 19% in cash.

To preserve the tax treatment of the merger, if the aggregate value of the cash to be paid to BTG shareholders were to otherwise exceed 20% of the total value of the merger consideration to be paid to BTG shareholders calculated based on the closing sales price of shares of Titan on the most recent trading day prior to the effective time of the merger, Titan and BTG have agreed that the aggregate amount of cash deliverable will be reduced to 19% of the total value of the merger consideration paid to BTG shareholders calculated based on the closing sales price of shares of Titan on the most recent trading day prior to the effective time of the merger, and the aggregate number of shares of Titan common stock deliverable at closing will be increased to equal 81% of such value. On the date of the meeting of the BTG shareholders to be held on November 27, 2001, the final calculation of consideration to be paid in cash and Titan shares to BTG shareholders will be determined.

ABOUT TITAN

Headquartered in San Diego, The Titan Corporation creates, builds and launches technology-based businesses, offering innovative technical solutions. Three of Titan's four core businesses develop and deploy communications and information technology solutions and services. In addition, Titan's SureBeam (NASDAQ: SURE) subsidiary

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markets the leading technology for the electronic pasteurization of food products and Titan is continually identifying promising technologies suitable for commercialization. Titan has 8,000 employees and annualized sales of approximately $1.1 billion.

ABOUT BTG

Founded in 1982, BTG has been providing systems and solutions development, analysis and consulting, integration and support services to U.S. defense and intelligence customers as well as to other government customers for almost twenty years. Areas of expertise include information collection and analysis, warfare modeling and simulation, software and systems integration, network design and architecture, and information and network security. Following the completion of the transaction, BTG's nearly 2,000 employees will become part of Titan Systems, Titan's government information technology subsidiary.

Titan has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 relating to the shares of its common stock that may be issued in connection with the acquisition of BTG. The Prospectus forming a part of that Registration Statement also includes BTG's Proxy Statement by which BTG is soliciting proxies in connection with the special meeting of BTG shareholders to be held on November 27, 2001 for consideration by the BTG shareholders of the transaction. The Proxy Statement/Prospectus has been mailed to shareholders of BTG. This document contains important information about the transaction. Investors and security holders are urged to read these documents carefully. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of these documents may also be obtained from Titan by directing your request to Investor Relations at www.titan.com or to The Titan Corporation, Investor Relations, 3033 Science Park Road, San Diego, California 92121-1199, (858) 552-9400.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Titan and BTG file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Titan or BTG at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission's other public reference rooms in New York, New York or Chicago, Illinois. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Titan's and BTG's filings with the SEC are also available to the public from the website maintained by the SEC at www.sec.gov.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward looking statements include the Company's belief that it is in the strongest financial position in its history, that its technology-based businesses will continue to grow or result in profitability, that its new businesses can eventually be spun off as independent companies, that its


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government information technology business is stable and predictable and that it will be able to capitalize on government funded research and development, and that it expects half of its wireless revenues in the fourth quarter to come from its service business. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the risks associated with the Company's entry into new commercial businesses and new markets such as the food pasteurization market that require the company to develop demand for its product, its ability to execute its spin off strategy, its ability to access the capital markets, dependence on continued funding of U.S. Department of Defense and federal civilian agency programs, contract termination risks, risks associated with acquiring other companies, including integration risks, the risks of doing business in developing countries and international markets including foreign currency risks, and other risks described in the Company's Securities and Exchange Commission filings.


Media Contact:
   Wil Williams, Vice President Corporate Communications
   (858) 552-9724 or wwilliams@titan.com

Investor Relations Contact:
   Rochelle Bold, Vice President Investor Relations
   (858) 552-9400 or invest@titan.com

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           Press Releases and other Titan information are available on
                 The Titan Corporation's Website: www.titan.com
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